EXHIBIT (a)(5)(J)

Circuit City Completes Tender Offer for InterTAN

and Announces Subsequent Offering Period

Richmond, Va., May 12, 2004 – Circuit City Stores, Inc. (NYSE:CC) today announced the completion of its tender offer for all outstanding shares of common stock of InterTAN, Inc. (NYSE:ITN).

The tender offer expired, as scheduled, at 11:59 p.m., Eastern Daylight Time, on Tuesday, May 11, 2004.

Based on information provided by Wells Fargo Bank, N.A., acting as depositary for the offer, 19,276,483 shares of InterTAN common stock were validly tendered and not withdrawn before the expiration of the offer, including 1,708,088 shares subject to guaranteed delivery procedures. Circuit City, through a wholly owned acquisition subsidiary, has accepted all of these shares for payment. These shares represent approximately 95 percent of InterTAN’s outstanding shares.

Circuit City is providing for a subsequent offering period, which begins today at 9:00 a.m., Eastern Daylight Time, and expires at 11:59 p.m., Eastern Daylight Time, on Friday, May 14, 2004. During this subsequent offering period, shares of InterTAN common stock will be accepted and promptly paid for as they are tendered. Circuit City will pay $14 per share during the subsequent offering period, the same amount of consideration paid during the initial offering period. Shares of InterTAN common stock tendered during the subsequent offering period may not be withdrawn.

Following the subsequent offering period, Circuit City plans to acquire the remaining InterTAN shares as soon as practicable through a merger in which each share of InterTAN common stock will be converted into the right to receive $14 in cash, the same amount of consideration paid for shares tendered in the offer, subject to appraisal rights.

Circuit City expects the merger to be completed by the end of May.

About Circuit City Stores, Inc.

With headquarters in Richmond, Va., Circuit City Stores, Inc. puts the customer first with high-quality service and more than 5,000 consumer electronics products available in its stores and online at www.circuitcity.com. Top-quality, low-priced products; detailed product information; and product specialists, who complete extensive online and in-store training programs, are all part of Circuit City’s promise to provide superior consumer electronics solutions to its customers. Circuit City’s store revitalization program reflects the changing needs of consumer electronics shoppers; the stores are brighter and more open; the aisles are wider; and virtually every product Circuit City sells is on the sales floor for easy customer access. Circuit City operates 602 Circuit City Superstores and five mall-based stores in 158 markets.

About InterTAN, Inc.

InterTAN, Inc., headquartered in Barrie, Ontario, operates through approximately 990 company retail stores and dealer outlets in Canada under the trade names RadioShack®, Rogers Plus®, and Battery Plus®.

Forward-Looking Statements

This release contains forward-looking statements, which are subject to risks and uncertainties, including without limitation statements regarding the timing and ultimate completion of the proposed acquisition of InterTAN.

This press release is for informational purposes only. The solicitation of offers to buy InterTAN shares is only made pursuant to the offer to purchase and related materials that Circuit City has filed with the SEC and sent to InterTAN stockholders.

Contact:	Bill Cimino, Director of Corporate Communications, (804) 418-8163
Jessica Simmons, Investor Relations, (804) 527-4038
Virginia Watson, Investor Relations, (804) 527-4033